EXHIBIT 99.1

Neptune Announces Third Quarter Results

Positive Momentum Underway

LAVAL, Quebec, Jan. 13, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announces its consolidated financial results for the three and nine month periods ended November 30, 2014.

"We made solid progress on all fronts this past quarter, completing the ramp-up of production at our Sherbrooke plant, resuming shipments of Neptune manufactured krill oil, and announcing the appointment of nutraceutical industry leader, Mr. Jim Hamilton, as Neptune's new President and CEO, effective February 2015," highlighted Mr. André Godin, Interim President and Chief Executive Officer of Neptune. "On top of this, our subsidiary, Acasti, announced positive results for its Phase II double-blind TRIFECTA and Pharmacokinetic trials, taking us one step closer to commencing a Phase III trial in North America. We believe that this positive momentum gives the Neptune group a strong foundation for the future."

Third Quarter Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $4,706,000 for the three-month period ended November 30, 2014, up from $4,440,000 for the three-month period ended November 30, 2013
  Adjusted EBITDA was negative ($1,957,000) for the current quarter, improving over negative ($4,176,000) in the prior year
  Net loss was ($3,241,000) for the current quarter, versus ($6,887,000) in the prior year.

Consolidated Results

  Consolidated revenues totalled $4,735,000 for the three-month period ended November 30, 2014, up from $4,468,000 for the quarter ended November 30, 2013
  Adjusted gross margin1 as a percent of revenue was 27% for the current quarter, versus 14% for the corresponding prior year quarter
  Adjusted EBITDA was negative ($4,315,000) for the current quarter, versus negative ($5,912,000) in the prior year
  Net income was $74,000 for the current quarter, versus a net loss of ($10,443,000) in the prior year
  Cash and short-term investments were $34.6 million as at November 30, 2014.

1 The adjusted gross margin excludes non-recurring costs included in the cost of sales, namely incremental costs related to the plant ramp-up of $854,000 for the quarter ended November 30, 2014.

Nutraceutical revenues for the quarter ending November 30, 2014 were largely derived from the sale of Neptune manufactured krill oil and partially through the sale of oil obtained through Neptune's third party supply agreement.

The year over year improvement in adjusted EBITDA, on both a nutraceutical and consolidated basis, is largely due to lower professional fees. On a consolidated basis the current quarter includes adjusted EBITDA of negative $2.4 million for Neptune's subsidiaries. This includes $2.1 million for Acasti, which is actively engaged in clinical studies and research and development.  In the corresponding prior year quarter, Neptune's subsidiaries recorded negative $1.7 million of adjusted EBITDA.

The lower year over year nutraceutical net loss is largely due to a decrease in stock based compensation expenses and professional fees as well as a foreign exchange gain resulting from the devaluation of the Canadian dollar over the US dollar. On a consolidated basis, Neptune's subsidiaries recorded net income of $3.3 million for the current quarter and a net loss of $3.6 million for the corresponding prior year quarter. The consolidated quarterly net income for the current quarter was derived by the aforesaid nutraceutical gains, along with an increase in finance income attributable to the re-evaluation of the warrant liabilities related to Acasti's December 2013 public offering.

Year-to-Date Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $10,957,000 for the nine-month period ended November 30, 2014, versus $15,605,000 for the nine-month period ended November 30, 2013
  Adjusted EBITDA was negative ($15,853,000) for the nine-month period ended November 30, 2014, versus negative ($10,953,000) for the corresponding prior-year period
  Net loss was ($20,299,000) for the nine-month period ended November 30, 2014, compared to net loss of ($12,045,000) for the corresponding prior-year period.

Consolidated Results

  Consolidated revenues totalled $11,049,000 for the nine-month period ended November 30, 2014, compared to $15,906,000 for the corresponding prior-year period
  Adjusted EBITDA was negative ($22,962,000) for the nine-month period ended November 30, 2014, versus negative ($15,951,000) for the corresponding prior-year period
  Net loss was ($19,143,000) for the nine-month period ended November 30, 2014, versus a net loss of ($20,910,000) in the corresponding prior-year period.

Sherbrooke Plant

On November 5, 2014, Neptune announced that its Sherbrooke plant had successfully completed its ramp-up and had reached full production capacity of 150 metric tons annually. "Sales momentum continues to build and with production of new condition-specific formulations commencing by the end of our fourth quarter ending February 28, 2015, we anticipate greater sales opportunities going forward," highlighted Mr. Godin.

As previously stated, Neptune expects that by around mid-2015 annualized demand for Neptune's manufactured krill oil will be at approximately 150 metric tons. Given this, a formal program has been created to increase plant efficiencies and optimize processes in order to increase production capacity, using as little capital as possible.

USPTO review of Neptune's '351 Patent

During the quarter ended November 30, 2014, the inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding certain claims of Neptune's '351 composition of matter patent took place and a decision is expected to be rendered by mid-March 2015. As previously announced, Neptune's royalty bearing license agreements with Aker BioMarine and Enzymotec are dependent on the outcome of the USPTO review. Neptune continues to believe it is well positioned to prevail.

Normal Course Issuer Bid

In October 2014, Neptune announced that its Board of Directors approved a normal course issuer bid (NCIB) to repurchase for cancellation up to 1,500,000 of its common shares, representing approximately 2% of the Corporation's issued and outstanding common shares as of August 31, 2014. The NCIB lasts for one year and ends on October 30, 2015 or on such earlier date as Neptune has purchased the maximum shares permissible or otherwise decided not to make any further repurchases under the NCIB.  As at January 13, 2015, no shares had been purchased in connection with the NCIB.

NeuroBioPharm to be indirectly privatized by Neptune - Enters into Arrangement Agreement with Neptune

Neptune and NeuroBioPharm Inc. (NeuroBio) announced that they have entered into an arrangement agreement which will result in the indirect acquisition by Neptune of all of the issued and outstanding shares of NeuroBio, under terms described in more detail in the joint press release issued today. It is anticipated that the holders of NeuroBio Securities will benefit from the completion of the Arrangement in that such holders will receive Neptune Securities as consideration for their NeuroBio Securities. As shareholders of Neptune, they will also continue to participate in any value increases associated with NeuroBio and will benefit from owning shares in a larger public company with increased size, scale and liquidity.

Conference Call Details

Neptune will be holding a conference call on Wednesday January 14 at 9:00 AM (ET) to present its results for the third quarter ended November 30, 2014.

Date:	Wednesday January 14, 2015

Time:	9:00 AM Eastern Time

Conference ID:	56159709

Call:	1‐877-380-5664 (within Canada & the U.S.)
1-631-813-4882 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at: http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 48% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:

         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com